UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 2134
                               (Amendment No. 4)*

                         ------------------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)


                                    88633M200
                                 (CUSIP Number)


                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                         ------------------------------

                                FEBRUARY 14, 2005
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  2 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  3 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  4 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  5 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  6 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
  BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  7 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  8 of 21
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       20,367,676 shares of common stock,
            WITH                        par value $0.000225
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        20,367,676 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,367,676 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2 (1)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


----------

(1) Based on our understanding that there are 9,683,523 shares of common stock, par value $0.000225 per share, of Tickets.com, Inc. outstanding, which number was provided to us by the company.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  9 of 21
------------------------------                     -----------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D (the "Original 13D"), dated as of June 21, 2001, as amended by Amendment No. 1 thereto, dated as of August 6, 2001, Amendment No. 2 thereto, dated as of August 31, 2001 and Amendment No. 3 thereto, dated as of March 18, 2002, with respect to the shares of Common Stock, par value $0.000225 per share (the "Common Stock") of Tickets.com, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 555 Anton Boulevard, 11th Floor, Costa Mesa, CA 92626. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 2134, as amended. The members of the group are General Atlantic LLC, a Delaware limited liability company ("General Atlantic"), General Atlantic Partners 46, L.P., a Delaware limited partnership ("GAP 46"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 46, GAP 54, GAP 74, GapStar and GAPCO, the "Reporting Persons"), all of which are located at

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 10 of 21
------------------------------                     -----------------------------


3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

         The general partner of each of GAP 46, GAP 54 and GAP 74 is General Atlantic. General Atlantic is also the sole member of GapStar. The Managing Directors of General Atlantic are Steven A. Denning, William E. Ford, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). Mr. Kelly is a director of the Company. The general partners of GAPCO and GAPCO II are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 4 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Tower, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue, N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. Each of the GA Managing Directors, other than Messrs. Esser, Halvaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany. Mr. Feng is a citizen of the United States and Taiwan. Mr. Havaldar is a citizen of India. The present principal occupation or

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 11 of 21
------------------------------                     -----------------------------

employment of the GA Managing Directors is as a Managing Director of General Atlantic.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         This statement is being filed as a result of GAP 54, GAP 74, GAPCO II and GapStar (GAP 54, GAP 74, GAPCO II and GapStar are referred to herein as the "Sellers"), entering into a Securities Purchase Agreement, dated as of February 14, 2005 (the "Purchase Agreement"), with MLB Advanced Media, L.P. ("Parent") and MLBAM Acquisition Corp. ("Purchaser"). Pursuant to the Purchase Agreement, Purchaser has agreed to acquire (i) an aggregate of 17,500,000 shares of Series F Senior Cumulative Redeemable Preferred Stock, par value $0.000225 per share, of the Company (the "Series F Preferred Stock"), (ii) an aggregate of 8,474,576 shares of Series G Senior Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.000225, of the Company (the "Series G Preferred Stock") and (iii) warrants to purchase 1,824,961 shares of Common Stock (the "Warrants"), in each case held by the Sellers, for an

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 12 of 21
------------------------------                     -----------------------------


aggregate purchase price of $54,136,428.27, which purchase price is subject to a reduction of up to an escrowed amount of $5,000,000 that will be used to satisfy certain indemnification and other obligations of the Sellers to Parent and Purchaser. The Purchase Agreement is conditioned upon, among other things, the successful completion of the Offer (as defined below).

         Concurrently, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger, dated as of February 14, 2005 (the "Merger Agreement"), pursuant to which Purchaser will commence a tender offer to purchase all outstanding shares of Common Stock at a price of $1.10 per share, net to the seller in cash without interest (the "Offer"). In addition, upon the terms and subject to the conditions of the Merger Agreement, upon successful completion of the Offer and the transactions contemplated by the Purchase Agreement, Purchaser will be merged with and into the Company (the "Merger"). The obligation of Purchaser to consummate the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal prior to the expiration of the Offer of that number of shares of Common Stock which, together with any shares of Common Stock into which the Warrants and the shares of Series F Preferred Stock and Series G Preferred Stock to be acquired by Purchaser pursuant to the Purchase Agreement are convertible or exercisable, represents at least 90% of the total number of outstanding shares of Common Stock, assuming the exercise of the Warrants and conversion into Common Stock of the Series F Preferred Stock and the Series G Preferred Stock to be acquired by Purchaser pursuant to the Purchase Agreement.

         In addition, each of GAP 46, GAP 54, GAP 74, GAPCO, GAPCO II and GapStar (collectively, the "Stockholders") entered into a Stockholder Agreement, dated

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 13 of 21
------------------------------                     -----------------------------


as of February 14, 2005 (the "Stockholder Agreement"), with Parent and Purchaser. Pursuant to the Stockholder Agreement, each Stockholder agreed, among other things, to (i) validly tender its shares of Common Stock pursuant to the terms of the Offer, (ii) vote, at any meeting of the stockholders of the Company all of the shares of Common Stock beneficially owned by each such Stockholder in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any Acquisition Proposal (as defined in the Merger Agreement) and (iii) waive any rights of appraisal or rights to dissent from the Merger.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the full text of the Purchase Agreement, the Merger Agreement and the Stockholder Agreement, which are each filed as exhibits hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         According to information provided to the Reporting Persons by the Company based upon the records of the Company's transfer agent, there were 9,683,523 shares of Common Stock outstanding on January 19, 2005.

         (a) As of February 14, 2005, General Atlantic, GAP 46, GAP 54, GAP 74, GapStar, GAPCO and GAPCO II each own of record no shares of Common Stock, 525,483 shares of Common Stock, 339,844 shares of Common Stock, 340,368 shares of Common Stock, 25,844 shares of Common Stock, 109,436 shares of Common Stock and 118,236 shares of Common Stock, respectively, or 0.0%, 1.8% , 1.2%, 1.2%, 0.1%, 0.4% and 0.4% respectively, of the Company's issued and outstanding shares of Common Stock.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 14 of 21
------------------------------                     -----------------------------


         As of February 14, 2005, GAP 74, GapStar and GAPCO II each own of record 14,404,950 shares of Series F Preferred Stock convertible into 5,040,398 shares of Common Stock, 1,093,750 shares of Series F Preferred Stock convertible into 382,711 shares of Common Stock and 2,001,300 shares of Series F Preferred Stock convertible into 700,270 shares of Common Stock, respectively, or 17.6%, 1.3% and 2.4%, respectively, of the Company's issued and outstanding shares of Common Stock.

         As of February 14, 2005, GAP 74, GapStar and GAPCO II each own of record 7,003,889 shares of Series G Preferred Stock convertible into 9,058,093 shares of Common Stock, 124,524 shares of Series G Preferred Stock convertible into 161,046 shares of Common Stock and 1,740,986 shares of Series G Preferred Stock convertible into 1,740,986 shares of Common Stock, respectively, or 31.7%, 0.6% and 6.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

         As of February 14, 2005, GAP 54, GAP 74, GapStar and GAPCO II each own of record warrants to purchase 20,650 shares of Common Stock, 1,487,626 shares of Common Stock, 26,449 shares of Common Stock and 290,236 shares of Common Stock, respectively, or 0.1%, 5.2%, 0.1% and 1.0%, respectively of the Company's issued and outstanding Common Stock.

         By virtue of the fact that the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II are GA Managing Directors, and that General Atlantic is the general partner of GAP 46, GAP 54 and GAP 74 and the sole member of GapStar, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted and as exercised, which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 15 of 21
------------------------------                     -----------------------------


20,367,676 shares of Common Stock or 71.2% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 20,367,676 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         The Company entered into the Merger Agreement with Parent and Purchaser pursuant to which Purchaser will commence the Offer and upon successful completion thereof and the transactions contemplated by the Purchase Agreement, the Merger will be completed, subject to closing conditions of the Offer and set forth in the Merger Agreement. Pursuant to the Purchase Agreement, the Purchaser agreed to purchase from the Sellers an aggregate of 17,500,000 shares of Series F Preferred Stock, 8,474,576 shares of Series G Preferred Stock and Warrants to purchase 1,824,961 shares of Common Stock for an aggregate purchase price of $54,136,428.27, which purchase

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CUSIP No. 88633M200                                                Page 16 of 21
------------------------------                     -----------------------------


price is subject to a reduction of up to an escrowed amount of $5,000,000 that will be used to satisfy certain indemnification and other obligations of the Sellers to Parent and Purchaser. In addition, pursuant to the Stockholder Agreement, the Stockholders have agreed to, among other things, (i) upon the commencement of the Offer by Purchaser, validly tender an aggregate of 1,459,211 shares of Common Stock to Purchaser, (ii) vote, at any meeting of the stockholders of the Company all of the shares of Common Stock beneficially owned by each such Stockholder in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any Acquisition Proposal (as defined in the Merger Agreement) and (iii) waive any rights of appraisal or rights to dissent from the Merger.

         The information set forth in response to this Item 6 is qualified in its entirety by reference to the full text of the Purchase Agreement, the Merger Agreement and the Stockholder Agreement, which are each filed as exhibits hereto and incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 2134, as amended.

         Exhibit 2: Agreement and Plan of Merger, dated February 14, 2005, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Ticket.com, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2005).

         Exhibit 3: Securities Purchase Agreement, dated February 14, 2005, by and among Parent, Purchaser and the Sellers (incorporated by reference to Exhibit 2.2 to Ticket.com, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2005).


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CUSIP No. 88633M200                                                Page 17 of 21
------------------------------                     -----------------------------


         Exhibit 4: Stockholder Agreement, dated February 15, 2005, by and among Parent, Purchaser and each of the Stockholders (incorporated by reference to Exhibit 2.5 to Ticket.com, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2005).


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CUSIP No. 88633M200                                                Page 18 of 21
------------------------------                     -----------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2005


                           GENERAL ATLANTIC LLC


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 46, L.P.

                           By:  General Atlantic LLC,
                                Its general partner


                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 54, L.P.

                           By:  General Atlantic LLC,
                                Its general partner

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 74, L.P.

                           By:  General Atlantic LLC,
                                Its general partner

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director

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CUSIP No. 88633M200                                                Page 19 of 21
------------------------------                     -----------------------------



                           GAPSTAR, LLC

                           By:  General Atlantic LLC,
                                Its sole member

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GAP COINVESTMENT PARTNERS II, L.P.


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  A General Partner



                           GAP COINVESTMENT PARTNERS, L.P.


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  Managing Director